Exhibit 99.1

CHINA INDEX HOLDINGS ANNOUNCES CHANGES IN BOARD OF DIRECTORS

BEIJING, February 28, 2022 / GlobeNewswire / -- China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced changes in its board of directors (the “Board”).

Appointment of New Chairman of the Board

Mr. Vincent Tianquan Mo ("Mr. Mo”), the Company’s founder and Chairman of the Board, has stepped down from the Board, the nominating and corporate governance committee and the compensation committee of the Board, for personal reasons, effective from February 28, 2022. Mr. Mo’s resignation did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practices. The company thanks Mr. Mo for his efforts and contributions to the Company.

The Board has nominated and appointed Mr. Richard Jiangong Dai ("Mr. Dai"), as a director and Chairman of the Board, and chairman of both the compensation committee and the nominating and corporate governance committee of the Board, effective from February 28, 2022. Mr. Dai expressed that he would try his best to create values for the Company and the shareholders.

Mr. Dai joined Fang Holdings Limited (“Fang”) in 1999 and served multiple positions in Fang including Fang’s president and chief executive officer from 1999 to 2014 and Fang’s director from September 2010 to February 2016. Mr. Dai co-founded Yiyi Technology in 2015 and Xiangshui Technology in 2018 and served as chief executive officer for the two companies. Mr. Dai received a master’s degree from Stanford University and a bachelor’s degree from Guangxi University.

Upon the effectiveness of Mr. Dai's appointment and Mr. Mo's resignation, the Board will consist of five directors, including three independent directors.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: CIH-IR@fang.com